02062039

NO ACT
P.E 11-1-02
0-10289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

November 1, 2002

Act	Securities Exchange Act of 1934
Section	11A
Rules	11Ac1-1 and 11Ac1-4
Public Availability	11/5/02

Jon Kroeper
First Vice President, Regulatory Policy/Strategy
Instinet Corporation
1333 H Street, NW, 6th Floor
Washington, DC 20005

Dear Mr. Kroeper:

In your letter dated November 1, 2002, you represent that Instinet may determine to operate as an electronic communications network ("ECN") pursuant to the rules of one or more national securities exchanges or national securities associations (collectively, "SROs"). Therefore, you request that the Division of Market Regulation ("Division") advise Instinet that:

1. Instinet is an ECN as that term is defined in the amendments to the Quote Rule ("ECN Amendment") and Limit Order Display Rule (cumulatively, "Order Execution Rules"); and

2. Instinet would be in compliance with the requirements applicable to the ECN Display Alternative with respect to any Nasdaq and exchange-listed securities for which a linkage between Instinet and the SRO is operational and Instinet provides access to certain orders pursuant to the terms of ECN Display Alternative.

You also request that the Division represent that, upon compliance by Instinet with the ECN Display Alternative, the Division would not recommend that the Securities and Exchange Commission ("Commission") take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, for entry of orders into Instinet without modifying their public quotations in compliance with the ECN Amendment.

In your letter, you represent that:

1. Instinet is an ECN within the meaning of the Order Execution Rules;

2. Instinet will satisfy each of the ECN Display Alternative requirements in connection with any instance with which it operates as an ECN pursuant to the rules of an SRO;

CR

3. Instinet has sufficient capacity to handle the volume of trading reasonably anticipated to be conducted in Instinet; Instinet will conduct periodic reviews and testing to: (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity; and

4. Instinet has put in place and will maintain procedures to ensure that only designated personnel have access to Instinet. Those personnel will keep all trading information entered into Instinet confidential, and will not use such information for trading in Instinet's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of Instinet will be kept separate from other business of Instinet.

Response:

On the basis of the representations contained in your letter, the Division confirms that Instinet is an "electronic communications network" ("ECN") as defined in the Order Execution Rules. The Division also preliminarily believes that Instinet will be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq and exchange-listed securities for which a linkage between Instinet and the SRO is operational.[1] Accordingly, the Division will not recommend that the Commission take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, if they enter orders into Instinet without modifying their public quotations in compliance with the Order Execution Rules.

The Division conditions its position on: (1) the continuing accuracy of the representations Instinet has made; (2) compliance by Instinet with the terms of previous no-action letters issued to Instinet; (3) compliance by Instinet with applicable SRO rules, including any additional requirements applicable to ECNs; and (4) compliance by Instinet with restrictions regarding ECN access fees set forth in previous no-action letters. The Division further conditions its position on Instinet providing response times for orders entered into Instinet through access to the SRO that are no slower than the response time Instinet offers to subscribers who enter orders directly into Instinet and in any event not more than a few seconds.

The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by Instinet and the manner of the operation of the linkage between Instinet and the SRO. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment and the ECN Display Alternative and the Division's no-action relief to the period ending May 1, 2003. The Division will consider extending its position prior to that date, based on experience with the operation of the Display Alternative.

---

[1] This determination does not apply to securities for which a linkage between Instinet and the SRO is not operational.

The Division further conditions its position on Instinet providing brokers access via either an SRO or the telephone for a charge of no more than the fee Instinet charges a substantial proportion of its existing broker-dealer subscribers, and in any event, no more that $0.009 per share, plus any fees charged to Instinet by an SRO for such trades and plus any applicable transaction fee payable pursuant to Section 31 of the Exchange Act.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This position is based solely on the representations you have made and is strictly limited to the current operation of Instinet as described in your letter. Any different facts or conditions, including but not limited to, modifications or revisions to, or expansion of services provided by, Instinet, may require a different response. In addition, the Division may request additional representations from you regarding the operation of Instinet. This position is subject to changes in current law, regulation, and interpretations; any change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Alden S. Adkins
Associate Director

Jon Kroeper
First Vice President
Office of Government & Regulatory Affairs

Instinet
A REUTERS Company

Instinet Corporation
1333 H Street, NW
Washington, DC 20005

Tel. 202.898.8438
Fax 202.789.2261

November 1, 2002

Ms. Annette L. Nazareth
Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0609

Dear Ms. Nazareth,

Instinet Corporation ("Instinet") is registered with the Securities and Exchange Commission ("Commission") as a broker-dealer and operates the Real-Time Trading Service ("RTTS" or "System"). The Division of Market Regulation ("Division") already has taken two separate temporary no-action positions regarding Instinet's OTC market maker and exchange market maker RTTS customers for entry of orders into the System without modifying their public quotations in compliance with paragraph (c)(5)(i) of the Quote Rule[1] (the "ECN Amendment") with respect to Nasdaq securities for which linkages are operational between RTTS and the Nasdaq System[2] and RTTS and NASD's Alternative Display Facility ("ADF").[3]

In the future, Instinet may determine to operate as an ECN in Nasdaq- and exchange-listed securities pursuant to the rules of one or more registered national securities exchanges or national securities associations (collectively, self-regulatory organizations ("SROs")). Therefore, Instinet respectfully requests that the Division advise Instinet that:

1. The RTTS operated by Instinet is an "electronic communications network" ("ECN") as defined in the Quote Rule and the Limit Order Display Rule[4] (collectively, "Order Execution Rules") under the Securities Exchange Act of 1934;

---

[1] Rule 11Ac1-1 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-1.

[2] Letter from Richard R. Lindsey, Director, Division, to Charles R. Hood, Senior Vice President and General Counsel, Instinet, dated January 17, 1997.

[3] Letter from Robert L.D. Colby, Deputy Director, Division, to Jon Kroeper, First Vice President, Instinet, dated October 11, 2002.

[4] Rule 11Ac1-4 under the Securities and Exchange Act of 1934, 17 CFR 240.11Ac1-4. The definition of ECN contained in the Limit Order Display Rule incorporates by reference the definition of ECN in the ECN Amendment.

SRO is operational and Instinet provides access to certain orders pursuant to the terms of the ECN Display Alternative; and

3. Upon compliance with the ECN Display Alternative, the Division would not recommend the Commission take enforcement action against any OTC market maker or exchange market maker, as defined in the Order Execution Rules, for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

General Description of the System

Instinet operates the RTTS,[5] an electronic brokerage service that combines dynamically-updated equity securities market information (if available) with customer order entry, negotiation and execution capabilities. Customers may electronically enter orders directly into the RTTS by means of a dedicated line that connects customers or their third-party vendor's system to the RTTS database. Such orders are then broadcast instantaneously to other customers, and may interact with orders entered by any of such other customers. All such activity is conducted anonymously, on a real-time basis, through the RTTS. Customers include various classes of market participants, including institutions, market makers, exchange specialists, and non-market maker broker-dealers. Participants in the RTTS include at least one registered Nasdaq market maker and one exchange market maker.

Request for No-Action Relief

In connection with its request for no-action relief, Instinet makes the following representations with respect to any Nasdaq- and exchange-listed securities in which it seeks to operate as an ECN and satisfy the requirements of the ECN Display Alternative pursuant to the rules of an SRO:

1. ECN Status. The RTTS is an "ECN" within the meaning of the Order Execution Rules. Paragraph (a)(8) of the Quote Rule defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part." The RTTS is an electronic trading system that displays the orders of System subscribers, which include market makers, to other subscribers and allows such orders to be executed, in whole or in part, against other orders in the System.

2. Linkage with SRO. Instinet will establish a linkage with an SRO and provide broker-dealers access to certain orders. Specifically, Instinet will (i) transmit to an SRO for display in the SRO's montage the best-priced orders in such securities of all orders entered by OTC market makers and exchange market makers for those securities in which they make markets (or act as specialist); and (ii) provide, to any broker or

[5] This letter deals solely with the regulatory treatment of the RTTS.

dealer, access to such orders displayed in the SRO's montage that is functionally equivalent to the access that would have been available had the market makers or specialists reflected their superior orders in their quotes.

3. Means of Access. Instinet intends to respond to orders in securities in which it publishes its best bid and offer and associated sizes in an SRO that are received from broker-dealers through the System as promptly as it expects to respond to orders received from subscribers to execute against orders displayed in the System and in any event not more than a few seconds. In addition, Instinet has a trading desk to receive and execute orders received telephonically from broker-dealers against Instinet orders displayed in the SRO's montage. This desk will be staffed by personnel that meet the applicable NASD standards for such activity. Finally, if not inconsistent with the rules of the SRO, Instinet will charge broker-dealers a rate no more than the fee Instinet charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Instinet by an SRO for such trades and plus any applicable transaction fee payable pursuant to Section 31 of the Act.

4. Capacity. The RTTS has sufficient capacity to handle the volume of trading reasonably anticipated to be conducted in the System. In addition, Instinet will conduct periodic review and testing to: (1) ensure future capacity; (2) identify potential weaknesses; and (3) reduce the risks of system failures and threats to system integrity.

5. Other. Instinet has put in place and will maintain procedures to ensure that only certain designated personnel have access to the System. Those designated personnel will keep all trading information entered into the System confidential, and will not use such information for trading in Instinet's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of the System will be kept separate from other business of Instinet.

Conclusion

Based upon the foregoing, we request that the Division confirm that Instinet would operate the System as an ECN in compliance with the ECN Display Alternative with respect to Nasdaq- and exchange-listed securities for which Instinet publishes its best-priced buy and sell orders to an SRO and provides access to such orders pursuant to the rules of that SRO. We also seek the Division's representation that it would not recommend enforcement action against OTC market makers and exchange market makers who are subscribers for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

If you have any questions or would like any additional information regarding this request, please contact the undersigned at 202.898.8438 or Edward J. Rosen of Cleary, Gottlieb, Steen & Hamilton, counsel to Instinet, at 212.225.2820.

Very truly yours,

Jon Kroeper
First Vice President, Regulatory Policy/Strategy
Instinet Corporation